EXHIBIT 12.7

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - DUKE ENERGY INDIANA
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2017	2016	2015	2014	2013
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$655	$606	$479	$556	$581
Fixed charges	193	193	181	182	185
Total earnings	$848	$799	$660	$738	$766

Fixed charges:
Interest on debt, including capitalized portions	$185	$185	$179	$176	$179
Estimate of interest within rental expense	8	8	2	6	6
Total fixed charges	$193	$193	$181	$182	$185
Ratio of earnings to fixed charges	4.4	4.1	3.6	4.1	4.1